

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Karen Rapp
EVP and Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

      Re: National Instruments Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 21, 2019
           File No. 000-25426

Dear Ms. Rapp:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Information Technologies
                and Services

cc: J. Robert Suffoletta